UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 15, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On March 15, 2002, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated March 15, 2002	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
            Registrant

Date: March 15, 2002   /s/   Mark T. Schwetschenau
                                Mark T. Schwetschenau
                                Vice President and Controller
                                (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated March 15, 2002	E-1

Exhibit 99.1



NAVISTAR INTERNATIONAL CORPORATION
4201 WINFIELD ROAD, WARRENVILLE, ILLINOIS 60555

Media Contact: Roy Wiley   630-753-2627
Investor Contact: Ramona Long   630-753-2406

NAVISTAR FINANCIAL CORPORATION PLANS
$200 MILLION PRIVATE EXCHANGEABLE DEBT OFFERING

WARRENVILLE, Ill. – March 15, 2002 – Navistar International Corporation (NYSE: NAV), the nation's largest truck and mid-range diesel engine company, announced today that its wholly-owned finance subsidiary intends to issue $200 million in subordinated exchangeable notes due 2009, the proceeds of which will be used for general corporate purposes.

The notes, to be issued by Navistar Financial Corporation, will be offered and sold in a Rule 144A offering. They will be exchangeable at the option of the holders, prior to redemption or maturity, into common stock of Navistar International Corporation.

The securities offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Navistar International Corporation is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles, and a provider of parts and service sold under the International® brand. American Transportation Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company will build medium commercial trucks and currently sells truck and diesel engine service parts. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through Navistar Financial Corporation. Additional information can be found on the company's web site at www.nav-international.com